Exhibit 99.1

Kornit Digital to Highlight Complete Portfolio of Retail-Quality Direct-to-Garment Product Offerings at Impressions Expo Long Beach

January 14, 2020

Exhibit to showcase new Vulcan Plus and Storm HD6 Lite systems, successful DTG partnerships, diverse applications for apparel, digital capabilities for imprinting polyester sportswear and athleisure garments, sustainable technologies

ENGLEWOOD, N.J., Jan. 14, 2020 (GLOBE NEWSWIRE) -- Kornit Digital (Nasdaq: KRNT), a worldwide market leader in digital textile printing technology, announced that the company will be introducing two new digital direct-to-garment (DTG) print systems at the upcoming Impressions Expo Long Beach event, taking place January 17-19 in Long Beach, California.

Vulcan Plus: DTG Mass Customization, Improved for 2020

Kornit will introduce Kornit Vulcan Plus, it’s next-generation system for DTG mass customization at Impressions Expo. Able to deliver more than 2,000 retail-quality impressions in a 12-hour shift, Vulcan Plus builds on the success and feedback from customers using Kornit Vulcan, a 2017 SGIA Product of the Year. The eco-friendly system, which has undergone beta testing by Kornit customers in both the United States and Europe, represents the highest-capacity DTG print system in Kornit’s product portfolio and the broader marketplace.

Storm HD6 Lite: Completing the Retail-Ready DTG Portfolio

Kornit will also introduce the Storm HD6 Lite system, enabling print shops of all sizes with on-demand DTG printing that meets the retail quality and sustainability standards of the world’s largest and best-known retail brands. With a production capacity of up to 60,000 impressions annually, Storm HD6 Lite provides DTG printing for smaller print operations, such as commercial printers moving to the industrial market and analog printers broadening their production capabilities. Storm HD6 Lite effectively replaces Kornit Storm II.

Kornit’s Breadth of Capabilities

Kornit’s exhibit (Booth 2035) will reflect and build upon the momentum the company achieved in 2019, a year in which multiple game-changing systems were introduced. In addition to presenting Vulcan Plus and Storm HD6 Lite, Kornit welcomes visitors to observe live demonstrations of the brand’s eco-friendly Atlas, Avalanche Poly Pro, and Storm HD6 systems for on-demand DTG printing:

●	Storm HD6 represents the most capable member of Kornit’s Storm platform, which is continuously widening Kornit’s install base as the ideal platform for growing small to medium-sized print shops.
●	Since its debut at ISS Long Beach 2019, Kornit has delivered more than 70 units of the Atlas system for industrial-capacity DTG, expanding Kornit’s install base among current DTG users looking to increase their capacity in short order and some of the world’s leading brands, as they adopt on-demand sustainable garment decoration into their existing supply chains.
●	Avalanche Poly Pro is the only digital DTG system designed specifically for dyed polyester and poly blends, offering nearly unlimited graphic detail and color gamut for popular sportswear and athleisure fabrics. Opening the polyester apparel market to DTG capability and quality has contributed to Kornit’s momentum, as many Poly Pro users are also new Kornit customers. For example, Industry Print Solutions, based in Scottsdale, Arizona, and Ideal Images, based in Omaha, Nebraska, both partnered with Kornit to utilize the Poly Pro system.

Kornit Konnect

Visitors will also have the opportunity to get hands-on with Kornit Konnect, the company’s cloud software analytics platform that provides users a single dashboard to monitor and manage their productivity. This platform empowers customers to receive real-time data that helps them manage their operations, prioritize deliverables, assess costs, troubleshoot, and set goals from the convenience of their laptop, tablet, or smartphone.

Hear from Kornit’s Partners in Printing Success

Kornit partners will be providing applications to print live from the conference floor, and a panel of users will gather in Kornit’s booth for a roundtable discussion of their experiences, best practices, lessons learned, and visitor questions. The panel discussion will commence at 3:00pm on Saturday, January 18.

“Kornit spent the past year rolling out innovative product after innovative product, setting the pace for a textile decoration industry that demands quality, durability, and social responsibility, manufacturing on demand and without restrictions, serving an array of needs and consumer profiles wider than anyone had conceived even a few short years ago,” said Omer Kulka, Kornit’s EVP of Marketing and Product Strategy. “We’re not letting up anytime soon, as the new Vulcan Plus and Storm HD6 Lite make retail-quality DTG impressions accessible to printers and brands of every size and need. Kornit encourages attendees in Long Beach to come and see these innovative systems for themselves, feel the printed garments they deliver, hear from our satisfied and prosperous customers, and see why sustainable Kornit DTG technology is leading the way towards uncompromising, brilliant impressions on demand.”

Register today to arrange a personal demonstration, or to discuss your business case for implementing industry-leading DTG technology with a Kornit specialist, at Impressions Expo Long Beach.

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.

Press contact

Carmen Deville Makover

Head of Global PR

carmen.makover@kornit.com